Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2 Date of Material Change

May 1, 2024.

Item 3 News Release

The press release attached as Schedule “A” was released on May 1, 2024, by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Geoffrey Morphy

President & Chief Executive Officer

Bitfarms Ltd.

gmorphy@bitfarms.com

Item 9 Date of Report

May 1, 2024.

Schedule “A”

Bitfarms Provides April 2024 Production
and Operations Update

- Earns 269 BTC in April 2024 -

- Improves corporate energy efficiency 9% to 31 w/TH -

- Expects VAT refund from Canada of US $23.7M -

- Tracking to 21 EH/s and 21 w/TH in 2024 with transformative fleet upgrade -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (May 1, 2024) - Bitfarms Ltd. (NASDAQ/ TSX: BITF), a global vertically integrated Bitcoin mining company, provides its monthly production report and update on its fleet upgrade and expansion.

Fleet Upgrade Review

“With miner installations underway at Paso Pe and full site energization scheduled in May, our transformative fleet upgrade and expansion plan is on schedule to deliver 21 EH/s and 21 w/TH in 2024,” said Geoff Morphy, President and Chief Executive Officer. “In addition, in April, we succeeded in our position against the VAT restrictions in Québec, securing a $23.7 million refund and enabling us to straightforwardly recover future VAT paid in the normal course of business. This decision provides both a near-term source of cash and a long-term reduction in operating costs.”

Ben Gagnon, Chief Mining Officer said, “In April, we fully upgraded two farms in Québec with Bitmain T21 miners, improving energy efficiency by 51% at those farms and 9% on a company-wide basis. Our miner upgrades are progressing at a rapid pace, with Bunker and Cowansville scheduled to be completed in May and Leger following in June. The Paso Pe energization is expected to contribute approximately 2 EH/s at 23 w/TH. With these deployments, we expect to reach approximately 10 EH/s and 28 w/TH in May and remain on schedule to reach our mid-year target of 12 EH/s and 25 w/TH in Q2 2024.”

Mining Review

April mining operations generated 269 BTC compared to 286 BTC in March. This reflects the effect of the BTC Halving that occurred on April 19, 2024, a 5.9% increase in network difficulty compared to March, and turbine maintenance in Argentina, which temporarily lowered available capacity at Rio Cuarto from 54 MW to 21 MW.

Key Performance Indicators	April 2024	March 2024	April 2023
Total BTC earned	269	286	379
Month End Operating EH/s	7.0	6.5	5.0
BTC/Avg. EH/s	44	50	81
Average Operating EH/s	6.1	5.7	4.7
Operating Capacity (MW)	240	240	196
Hydropower (MW)	186	186	178
Watts/Terahash Efficiency (w/TH)	31	34	39
BTC Sold	245	284	349

April 2024 Select Operating Highlights

●	7.0 EH/s online at April 30, 2024, up 40% Year-over-year (Y/Y) and 8% from March 31, 2024.

●	6.1 EH/s average online, up 7% from the previous month.

●	44 BTC/average EH/s, down 12% from the previous month.

●	269 BTC earned, 6% lower than the previous month and 29% lower Y/Y.

●	9.0 BTC earned daily on average, equal to ~$551,700 per day based on a BTC price of $61,300 at April 30, 2024.

●	In Québec,

o	At The Bunker, installed 2,200 T21s.

o	At Garlock, installed 3,168 T21s.

o	At Farnham, installed 1,710 T21s and 100 M53S+ hydro miners.

●	In Paraguay,

o	At Paso Pe:

▪	Installed 2,880 Bitmain T21 miners.

▪	Installed 560 M53S+ Hydro Miners.

o	At Yguazu, started construction of the facility.

●	At Rio Cuarto, Argentina, one of the turbines was down for corrective maintenance for approximately 20 days resulting in reduced power availability from 54MW to 21 MW during this period.

●	In Washington state, installed approximately 300 T21s.

Bitfarms’ BTC Monthly Production

Month	BTC Earned 2024	BTC Earned 2023
January	357	486
February	300	387
March	286	424
April	269	379
YTD Totals	1,212	1,676

April 2024 Financial Update

●	Sold 245 of the 269 BTC earned as part of the Company’s regular treasury management process for total proceeds of $16.1 million.

●	BTC held in treasury increased to 830 BTC, representing $50.9 million based on a BTC price of $61,300 at April 30, 2024.

●	Increased Synthetic HODL™ by 85 long-dated BTC call options to 170 long-dated BTC call options at April 30, 2024.

●	Received confirmation from the Canadian tax authorities that US$23.7 million VAT, plus interest, will be refunded and the company will not be restricted from recovering VAT refunds going forward.

Upcoming Conferences and Events

●	May 9-10: Bitcoin Asia, Hong Kong

●	May 14-15: 19th Annual Needham Technology, Media & Consumer Conference, New York City

●	May 15: Digital Blockchain Summit, Washington DC

●	May 22-23: B. Riley Securities 24th Annual Institutional Investor Conference, Beverly Hills, CA

About Bitfarms Ltd

Founded in 2017, Bitfarms is a global Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 operating Bitcoin mining facilities and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC or BTC/day = Bitcoin or Bitcoin per day

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	PH or PH/s = Petahash or petahash per second

●	TH or TH/s = Terahash or terahash per second

●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment)

●	Synthetic HODL™ = the use of instruments that create BTC equivalent exposure

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, upgrading and deployment of miners as well as the timing therefor, improved financial performance and balance sheet liquidity, other growth opportunities and prospects, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; it may not be possible to profitably liquidate the current digital currency inventory, or at all; the digital currency market may not continue to be accepted by users; digital currency prices are volatile and a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions may not be achieved; the Company may not be able to maintain reliable and economical sources of power for the Company to operate its cryptocurrency mining assets; \here may be increases in the Company’s electricity costs and costs of natural gas, the Company may be impacted by changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates, which could adversely impact the Company’s profitability; the Company ability to expand will depend upon the completion of future financings,; and the adoption of new, or changes in existing, regulations or laws could prevent the Company from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the Company’s annual information form for the year-ended December 31, 2022, filed on March 21, 2023. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contacts:

Tracy Krumme (Bitfarms)

+1 786-671-5638

tkrumme@bitfarms.com

David Barnard (LHA)

+1 415-433-3777

Investors@bitfarms.com

Media Contacts:

Actual Agency

Khushboo Chaudhary
+1 646-373-9946
mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca